SCHEDULE 13G

Amendment No.
Reno Air Incorporated
Common Stock
Cusip # 759741101


Cusip # 759741101
Item 1:	Reporting Person - Manley Fuller Asset Management, TIN 13-3754383
Item 4:	Delaware
Item 5:	639800
Item 6:	None
Item 7:	None
Item 8:	None
Item 9:	639800
Item 11:	6.6%
Item 12:	IA





SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Reno Air Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		220 Edison Way
		Reno, NV  89502

Item 2(a).	Name of Person Filing:

		Manley Fuller Asset Management, Inc.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		1185 Ave Americas, 30th Flr.
		New York, NY 10036

Item 2(c).	Citizenship:

		Delaware

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		759741101

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, Manley Fuller Asset Management, ia a (e) Investment Advisor
 registered
under Section 203 of the Investment Advisers Act of 1940.

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	693,800

	(b)	Percent of Class:
	6.62%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	693,800

	(ii)	shared power to vote or to direct the vote:
	None

	(iii)	sole power to dispose or to direct the disposition of:
	693,800

	(iv)	shared power to dispose or to direct the disposition of:
	None




Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.